Exhibit 4.10

CONFIDENTIAL

Performance Bonus Plan

Dated April 15, 2017

The Company hereby modifies the bonus plan (the “Plan”) as described herein.

Purpose:

To provide incentive for Company personnel and motivate Company personnel to achieve the goals of the Company, which are to bring in the resources to develop AD04 or create a liquidity event for the Company through a Transaction (defined below). The purpose includes, without limitation, to create motivation to position the Company to achieve future Transactions and Transactions that have the possibility of contingent future payments.

Definition:

A “Transaction” is defined as one or more transactions (A) that enable clinical development of AD04 by either (i) bringing in sufficient funds to the Company to enable it to proceed toward conducting such clinical development or (ii) partnering with or selling to a third party that will enable proceeding toward conducting such clinical development; or (B) that provided liquidity for the members of the Company. For clarity, financings that provide funds to sustain Company operations, but do not provide sufficient resources to proceed with clinical development are not considered a Transaction.

Bonus Pool:

A bonus pool (the “Pool”) will be created as follows:

●	5.25% of funds received related to any Transaction will be set aside as the Pool for payment as bonuses.

●	Once a total of $771,750 has been paid in bonuses under the Plan (i.e. $14,700 million has been received from Transactions), no more bonuses will be paid and the Plan will terminate.

Bonuses under the Plan will be awarded from the Pool at the discretion of the CEO subject to the following:

1.	23.8% of the Pool will be awarded to Bankole Johnson (i.e. 1.25% of funds received related to any Transaction).

2.	No more than 60% of the Pool may be awarded to the CEO.

3.	Subject to the above, the award percentages will be determined by the CEO at the time of any Transaction and will carry forward if any funds related to Transaction (including follow-on Transactions deriving from an original Transaction) are received in the future, even if the personnel have left the Company at the time of actual receipt of the funds (i.e. they will be “residuals” due the personnel).

4.	There will be a 12 month “tail” for transactions for the current CEO if he is terminated without cause (defined as gross negligence or material willful misconduct) by the Company equal to 60% of the Pool for transactions in first 6 months following termination and equal to 30% of the Pool for transactions that occur 7-12 months out from termination.

5.	There will be a 12 month “tail” for transactions for Bankole Johnson if he is terminated as chairman without cause (defined as a pattern of severe gross negligence or material willful misconduct) by the Company equal to 23.8% of the Pool for transactions in first 6 months following termination and equal to 11.9% of the Pool for transactions that occur 7-12 months out from termination.

It is understood that the Plan is being approved as part of the contract with current Company personnel in order to retain them and may not be adversely modified without the permission of any affected persons.

The term “funds” herein includes cash and non-cash consideration of any kind, with any award hereunder awarded in-kind.

Notwithstanding the above, in the event the Company completes an initial public offering of its stock for trading on a public stock exchange, then the Company may, at its option, pay amounts due under this PBP by awarding stock having a total value equal to the amount due with such stock valued on a per share basis at the price of such offering. However, if such award of stock will be a taxable transaction, then at least 35% of the amount due hereunder will be paid in cash and 65% may be paid by awarding stock as stated in the preceding sentence.